November 12, 2010	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Karen Ubell

Re:	SEC Comment Letter Dated September 23, 2010
DARA BioSciences, Inc. Registration Statement on Form S-1/A
Filed September 16, 2010 (the “registration statement”)
File No. 333-165884

Ladies and Gentlemen:

On behalf of DARA BioSciences, Inc. (the “Company”), this letter responds to the comments in the staff’s comment letter dated September 23, 2010.

For ease of review, the staff’s comment is repeated below and immediately followed by the Company’s response.

Form S-1/A

General

1.	Please indicate whether the shares underlying the Series A convertible preferred stock will or will not be registered pursuant to this registration statement. Please provide your analysis supporting your conclusion as to whether registration of underlying shares is or is not required.

Company Response:

The shares underlying the Series A convertible preferred stock will be registered pursuant to the registration statement. We have revised the registration statement to indicate the registration of the shares underlying the Series A convertible preferred stock on the front outside cover of the preliminary prospectus and in the Calculation of the Registration Fee table.

2.

Please file as promptly as possible all exhibits in your Exhibit Table on page II-1. Additionally, please confirm you will file a copy of the certificate of designation governing the Series A preferred stock. We will need time to review these

U.S. Securities and Exchange Commission

Attention: Karen Ubell

November 12, 2010

documents once they are filed. We may have further comments upon examination of these exhibits.

Company Response:

All exhibits listed in the Exhibit Table on Page II-1 have been filed, including the certificate of designation governing the Series A preferred stock.

Cover Page

3.	Please update your registration statement to include a revised Calculation of the Registration Fee table which identifies each security to be registered.

Company Response:

We have updated the registration statement to include a revised Calculation of the Registration Fee table which identifies each security to be registered.

4.	Please confirm that you will include the number of shares issuable upon conversion of each warrant and the volume of units to be offered prior to effectiveness. You must provide this information by amendment prior to circulating the prospectus.

Company Response:

The offering summary included in the prospectus contained in the registration statement has been revised to include the number of shares issuable upon conversion of the Series A preferred stock and upon exercise of the warrants, based on an assumed conversion price. The assumed conversion price, which will equal the closing price of the company’s common stock on a recent date, and the number of shares issuable upon conversion of the Series A preferred stock and upon exercise of the warrants will be inserted prior to circulating the prospectus.

U.S. Securities and Exchange Commission

Attention: Karen Ubell

November 12, 2010

Description of Securities to be Registered

Description of Series A Preferred Stock, page 14

5.	Please expand your disclosure to include all material terms of the Series A preferred stock.

Company Response:

We have expanded our disclosure to include all material terms of the Series A preferred stock.

6.	Please expand your disclosure to include any rights or restrictions associated with the Series A preferred stock pursuant to Delaware law.

Company Response:

We have expanded our disclosure to include any rights or restrictions associated with the Series A preferred stock pursuant to Delaware law.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc: Richard A. Franco, Sr.